

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2022

Michael Bufano
Chief Financial Officer
Allbirds, Inc.
730 Montgomery Street
San Francisco , CA 94111

>   **Re: Allbirds, Inc.**
>   **Form 10-K for the Fiscal Year Ended December, 31, 2021**
>   **Form 10-Q for the Quarter Ended September 30, 2022**
>   **File No. 001-40963**

Dear Michael Bufano:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 36

1.   We note that you disclose several Non-GAAP performance measures such as adjusted gross profit, adjusted gross margin, adjusted net loss and Adjusted EBITDA, which exclude the costs related to inventory write-downs and liquidation of end of life inventory. As inventory provisions and write-offs are cost of sales items, and are typically recurring costs that are based on a variety of factors, tell us how you considered the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation and why you believe excluding these expenses from Non-GAAP performance measures is appropriate. Your disclosures in your earnings release on Form 8-K should be similarly addressed.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman at (202) 551-3794 or Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing